VF 8-26-04
8/17

04019587

Att 8-23-2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 17 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 EAST FULTON STREET
(No. and Street)

ADA, (City) MICHIGAN (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD A. GORZ (800)530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.
(Name – *if individual, state last, first, middle name*)

5136 CASCADE ROAD SE, STE 2A, GRAND RAPIDS, MICHIGAN 49546
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2003 AND 2002

OATH OR AFFIRMATION

I, RICHARD A. GORZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA FINANCIAL SECURITIES CORPORATION, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

VICE CHAIRMAN
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED

DECEMBER 31, 2003 AND 2002

EHTC

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Alan K. Himebaugh CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Dale R. Manske CPA
Sue E. Folkringa CPA MBA
Ronen Shefer CPA
Keith A. DeJonge CPA
Lyle B. VanKlompenberg CPA
Jennifer A. Hashley CPA
Ben H. Bishop CPA
Ronald J. Kaley MBA

INDEPENDENT AUDITOR'S REPORT

January 26, 2004

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statement of financial condition of USA Financial Securities Corporation as of December 31, 2003 and 2002, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17a-5 and Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / Fax: 616-575-3481 / www.ehtc.com

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2003	December 31, 2002
CURRENT ASSETS:		
Cash	$ 31,546	$ 47,485
Receivables:		
Commissions	54,054	70,491
Representatives	230	21,505
Other	-	8,361
Prepaid expenses	71,356	31,971
Computer hardware, at cost, less accumulated depreciation and amortization of $7,014 and $3,500, respectively	14,359	5,611
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	6,932	21,596
CRD Daily account	1,989	188
TOTAL ASSETS	$ 205,466	$ 232,208

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES:		
Accounts payable:		
Representatives	$ 47,855	$ 63,053
Trade	30,736	22,568
Accrued expenses:		
Wages and salaries	12,535	-
Single business tax	506	1,164
Deposits - representatives	-	23,389
Total Liabilities	91,632	110,174
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	80,000	80,000
Retained earnings (deficiency)	(166,166)	(157,966)
Total Stockholders' Equity	113,834	122,034
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 205,466	$ 232,208

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

	For years ended December 31,			
	2003		2002	
REVENUES:				
Securities	$ 4,059,864	94.14 %	$ 3,208,596	96.65 %
Representative fees	174,624	4.05	51,356	1.55
Clearing firm commissions	68,105	1.58	46,666	1.41
Handling fees	7,856	0.18	10,516	0.32
Interest	2,341	0.05	1,798	0.05
Other income	88	-	739	0.02
	4,312,878	100.00	3,319,671	100.00
EXPENSES:				
Commissions	3,777,532	87.59	2,939,314	88.53
Salaries and wages	166,038	3.85	-	-
Insurance	110,110	2.55	27,391	0.83
Leased employees	58,934	1.37	169,924	5.13
Rent:				
Building	34,706	0.80	25,740	0.78
Software	12,920	0.30	12,000	0.36
Equipment	6,137	0.14	2,651	0.08
Professional fees	28,760	0.67	12,112	0.36
Licenses and permits	19,917	0.46	22,608	0.68
Payroll taxes	17,116	0.40	-	-
Postage and delivery	12,290	0.28	13,979	0.42
Continuing education	9,585	0.22	7,860	0.24
Telephone	9,451	0.22	7,219	0.22
Conventions and conferences	9,277	0.22	1,183	0.04
Representative audits	8,516	0.20	-	-
Clearing and ticket charges	5,548	0.13	9,426	0.28
Office supplies	5,356	0.12	3,876	0.12
Repairs and maintenance	4,747	0.11	1,902	0.06
Computer expenses	4,699	0.11	3,863	0.12
Credit card handling charges	4,092	0.09	1,443	0.04
Depreciation	3,514	0.08	1,663	0.05
Miscellaneous	2,804	0.07	998	0.03
Printing and reproduction	2,409	0.06	1,883	0.06
Dues and subscriptions	2,260	0.05	1,882	0.06
Employee awards and gifts	1,900	0.04	1,510	0.05
Bank service charge	1,025	0.02	945	0.03
Professional development	709	0.02	1,149	0.03
Single business tax	417	0.01	1,164	0.04
Advertising	309	0.01	711	0.02
	4,321,078	100.19	3,274,396	98.66
NET INCOME (LOSS)	$ (8,200)	(0.19) %	$ 45,275	1.34 %

See Independent Auditor's Report

See *notes to financial statements*

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficiency)	Equity
Balance at December 31, 2001	12,000	$ 200,000	$ 80,000	$ (203,241)	$ 76,759
Net income	-	-	-	45,275	45,275
Balance at December 31, 2002	12,000	200,000	80,000	(157,966)	122,034
Net loss	-	-	-	(8,200)	(8,200)
Balance at December 31, 2003	12,000	$ 200,000	$ 80,000	$ (166,166)	$ 113,834

USA FINANCIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

	For years ended December 31, 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (8,200)	$ 45,275
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense	3,514	1,663
(Increase) decrease in:		
Receivables	46,073	(73,106)
Prepaid expenses	(39,385)	(15,537)
Operational accounts	14,664	(21,596)
CRD Daily account	(1,801)	2,101
Increase (decrease) in:		
Accounts payable	(7,030)	(7,609)
Withdrawals against future earnings - Pershing	-	(5,569)
Accrued expenses	11,877	1,164
Deposits - representatives	(23,389)	23,389
NET CASH USED BY OPERATING ACTIVITIES	(3,677)	(49,825)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(12,262)	(4,081)
NET CASH USED BY INVESTING ACTIVITIES	(12,262)	(4,081)
DECREASE IN CASH	(15,939)	(53,906)
CASH, Beginning of Year	47,485	101,391
CASH, End of Year	$ 31,546	$ 47,485
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ -	$ 61

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

ORGANIZATION AND NATURE OF BUSINESS

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a Michigan Corporation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

INCOME TAXES

No income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CASH AND CASH EQUIVALENTS

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2003 and 2002.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH

Substantially all cash is on deposit with one financial institution. Balances up to a maximum of $100,000 at the financial institution are covered by federal depository insurance. All remaining balances, approximating $113,811 as of December 31, 2003, were uninsured and uncollateralized.

ADVERTISING COSTS

Advertising expense charged to operations totaled $309 and $711 for the years ended December 31, 2003 and 2002, respectively.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $25,900, which was $19,792 in excess of the required net capital of $6,108. The Company's aggregate indebtedness to net capital ratio was 3.54 to 1. At December 31, 2002, the Company had net capital of $54,398, which was $47,054 in excess of the required net capital of $7,344. The Company's aggregate indebtedness to net capital ratio was 2.03 to 1.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONCENTRATION RISK

One representative, who is also a shareholder, and another unrelated representative of the Company generated $1,211,330 in revenue during the year ended December 31, 2003. One representative, who is also a shareholder of the Company, generated $1,294,098 in revenue during the year ended December 31, 2002. Of the revenue generated, $1,130,382 and $1,181,743 was expensed as commissions expense to these representatives in the years ended December 31, 2003 and 2002, respectively. Of this amount, $13,509 and $15,872 is payable to these representatives in commissions at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, amounts receivable on sales produced by those representatives, included in commissions receivable, totaled $16,352 and $18,672, respectively.

RELATED PARTY TRANSACTIONS

The Company rents office space from a related limited liability company, Get2W, LLC. Monthly payments of $1,650 were paid on a month-to-month basis for office space beginning September 2001. Beginning April 2002, the monthly payments increased to $2,310. In conjunction with relocating to a larger section of the building in May 2003, monthly payments increased to $3,183. A total of $34,706 and $25,740 was charged to expense under this agreement during the years ended December 31, 2003 and 2002, respectively.

Payments were made on a monthly basis to a related S corporation, USA Financial Marketing Corporation, for leased employees until May 2003. The total charged to expenses for these employees totaled $71,877 and $169,924 for the years ended December 31, 2003 and 2002, respectively. The unpaid portion of these expenses included in accounts payable at year end was $13,720 at December 31, 2002. Effective May 2003, the Company discontinued the leased employee agreement and began employing its own personnel.

Additionally, the Company reimbursed the related S corporation on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The unpaid portion of these expenses included in accounts payable at year end is $12,171 and $6,348 at December 31, 2003 and 2002, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Marketing Corporation. These related representatives generated $701,351 and $1,307,708 in revenue during the years ended December 31, 2003 and 2002, respectively. Of this revenue, the amount uncollected and included in commissions receivable at December 31, 2003 and 2002 totaled $5,269 and $23,240, respectively.

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

RELATED PARTY TRANSACTIONS (CONTINUED)

A portion of the revenue generated was paid to these representatives and expensed as commissions expense. In addition to the payment to the representative generating the revenue, an additional management fee is also paid to a related representative.

Commissions expense paid to related parties is summarized as follows:

	For year ended December 31, 2003	For year ended December 31, 2002
Related representative generating revenue	$ 654,828	$ 1,191,170
Management fee	272,032	189,419
Total commissions expense paid to related parties	$ 926,860	$ 1,380,589

Of the total charged to commissions expense, $4,236 and $19,957 is payable to these representatives at December 31, 2003 and 2002, respectively. (See note entitled "CONCENTRATION RISK".)

RECLASSIFICATION

Certain amounts in the financial statements for the year ended December 31, 2002 have been reclassified, with no effect on net income, to be consistent with the classification adopted for the year ended December 31, 2003.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

NET CAPITAL:		
Total stockholders' equity		$ 113,834
Total capital		113,834
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	71,356	
Computer hardware	14,359	
CRD Daily account	1,989	
Receivables - representatives	230	87,934
TOTAL NET CAPITAL		$ 25,900
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 78,591
Accrued expenses:		
Wages and salaries		12,535
Single business tax		506
TOTAL AGGREGATE INDEBTEDNESS		$ 91,632
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 6,108
Excess net capital at 1,500 percent		$ 19,792
Excess net capital at 1,000 percent		$ 16,737
Ratio: Aggregate indebtedness to net capital		3.54 to 1

Note: This computation of Net Capital under Rule 15c3-1 agrees to the Focus Report, Part IIA Quarterly 17a-5(a) for the quarter ended December 31, 2003

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA
Alan K. Himebaugh CPA
Michael T. Tamm CPA
Diane L. Friar CPA/ABV
David G. Echelbarger CPA
Robin M. Stoner CPA MST
Dale R. Manske CPA
Sue E. Folkringa CPA MBA
Ronen Shefer CPA
Keith A. DeJonge CPA
Lyle B. VanKlompenberg CPA
Jennifer A. Hashley CPA
Ben H. Bishop CPA
Ronald J. Kaley MBA

SCHEDULE II
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 EXEMPT FROM SEC RULE 15c3-3

January 24, 2004

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements of USA Financial Securities Corporation (the Company), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.